SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of March, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

     This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on March 6, 2003, entitled "Axcan Closes US$125 Million Offering Of 4 1/4% Convertible Subordinated Notes Due 2008."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: March 6, 2003                         By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                              March 5, 2003
Press release for immediate distribution

                 AXCAN CLOSES US$125 MILLION OFFERING OF 4 1/4%
                    CONVERTIBLE SUBORDINATED NOTES DUE 2008

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today that it has closed the previously announced offering of US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (including the exercise of the US$15.0 million over-allotment option). Upon limited circumstances, the notes will be convertible into 8,924,113 common shares at an initial conversion price of approximately US$14.01 per common share.

The Company received net proceeds of approximately US$120.8 million which will be used for general corporate purposes, including potential acquisitions of products and companies.

This press release is published as a matter of record and does not constitute an offer to sell or a solicitation of an offer to buy the notes in any jurisdiction. The notes and the underlying common shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. The issuance of the notes and the underlying common shares have not been and will not be qualified by prospectus and may not be offered or sold in Canada absent a prospectus or an applicable exemption from the prospectus requirements.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Safe Harbor"  statement under the Private  Securities  Litigation  Reform Act of
--------------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Risks related to this offering include the market price volatility of our common shares, the broad discretion of our management in applying the use of proceeds, our potential inability to redeem the notes, the absence of a public market for the notes and the difficulty, for a U.S. investor, of enforcing judgments obtained in the United States in Canada, our principal jurisdiction.

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Tel: (205) 991-8085

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com